SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES THIRD QUARTER OF 2008 RESULTS

(Rio de Janeiro – November 28, 2008) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income in the third quarter of 2008 was 56.5% higher than in the third quarter of 2007, primarily due to increased production, higher average sales prices for oil products and foreign exchange gain on net assets denominated in U.S. dollars as of September 30, 2008.

Consolidated net income for the nine-month period ended September 30, 2008 increased 61.9%, compared to the nine-month period ended September 30, 2007, due in large part to increased production, higher average sales prices for oil and oil products, reduced pension plan expenses and the appreciation of the Real.

Adjusted EBITDA in the third quarter of 2008 increased 29.9% compared to the third quarter of 2007, and decreased 14.7% compared to the second quarter of 2008. This decrease was primarily due to higher production taxes and import costs, as well as the sale of inventory acquired at a higher cost in the second quarter of 2008.

Adjusted EBITDA increased 45.7% in the nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007, reaching U.S.$27,348 million. This figure, together with net income for the period of U.S.$16,713 million, reflects the Company’s sound operating, economic and financial performance, and ensures the sustainability of the Company’s investment plan.

See page 4 for a reconciliation of Adjusted EBITDA to net income.

Total oil and gas production increased 5.5% in the third quarter of 2008 compared to the third quarter of 2007, and 2.0% compared to the second quarter of 2008. This increase was led by natural gas output in Brazil, which grew by 21.8% in the third quarter of 2008 compared to the third quarter of 2007, and 2.8% compared to the second quarter of 2008. The startup of new wells in the Roncador field, and the startup of the ESS-103 well in the pre-salt layer of the Campos Basin, drove the quarterly production increase.

Brazil’s oil output reached a new monthly record of 1,897,000 barrels per day in September, 2008.

Our total capital expenditures for the nine-month period ended September 30, 2008 reached U.S.$20,057 million, 43.2% higher than our capital expenditures for the nine-month period ended September 30, 2007. Most of these funds were allocated to boosting oil and gas production capacity in Brazil.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Dear shareholders and investors,

I am proud to announce our net income of U.S.$16.7 billion for the nine-month period ended September 30, 2008, a 61.9% increase compared to our net income for the nine-month period ended September 30, 2007. This figure is the result of improved operations, production, growth and sales and capital discipline.

Oil production in Brazil increased 3.1% in the nine-month period ended September 30, 2008, compared to the same period last year. We reached a daily oil output record in Brazil of 1,897,000 barrels in September, 2008. In the nine-month period ended September 30, 2008, domestic sales volumes also grew by 7.7% compared to the same period last year, led by diesel, gasoline and fuel oil.

In addition to increased production and sales, favorable prices also helped to bolster our results. Although international prices began to decline during the quarter, Brent crude averaged U.S.$115 per barrel, substantially higher than the U.S.$75 per barrel average in the third quarter of 2007. Oil product sales prices in Brazil reflected higher international prices.

Operating cash flow measured by EBITDA totaled U.S.$27.3 billion in the nine-month period ended September 30, 2008, generating more than sufficient funds to finance investments of U.S.$20.1 billion. These investments will provide for increased production, the expansion and upgrading of refineries, new transportation and commercialization facilities and the continuing growth of our businesses.

As a result of these investments, we expect that platforms P-51 and P-53, together with FPSO Cidade de Niterói, will add 460,000 barrels per day of production capacity in the Campos Basin by January, 2010.

In the exploration area, we achieved positive results from our activities in the pre-salt layer. We produced our first oil from the pre-salt layer in the Jubarte Field in the Campos Basin. This will allow us to study pre-salt oil in the reservoir and in the platform’s processing units, providing valuable data for our geologists and engineers.

On the international front, we reported a discovery in Angolan deepwater and initiated production in Nigeria´s Agbami field, marking a new and more productive phase of our activities on the west coast of Africa. In addition, we acquired distribution and logistics assets in Chile, consolidating the Company’s presence in the Latin American distribution segment.

The Company was included in the Dow Jones Sustainability Index, for the third consecutive year in recognition of our social and environmental responsibility initiatives.

In a joint effort to improve the quality of the air in Brazil’s metropolitan regions, Petrobras will be supplying S-50 diesel, which has reduced sulfur content, to municipal bus fleets in Rio de Janeiro and São Paulo beginning in January 2009. We plan to supply S-50 diesel to all the country’s major cities within the next few years.

Despite these excellent results and prospects, even greater efficiency will be required as a result of the international financial crisis. We are adopting measures to reduce costs and further improve our capital discipline to ensure that our short term projects and future growth prospects will not be affected by the prevailing turbulence. We are currently revising our Strategic Plan to ensure our strength and sustainability.

Financial Highlights

				For the nine-month periods ended September 30,
			Income statement data
2Q-2008	3Q-2008	3Q-2007	(in millions of U.S. dollars, except for per	2008	2007
			share and per ADS data)
40,940	44,199	29,770	Sales of products and services	118,490	79,983
33,495	36,083	23,447	Net operating revenues	95,920	62,411
(470)	1,536	(270)	Financial income (expense), net	1,345	(370)
6,215	5,997	3,833	Net income for the period	16,713	10,326
0.71	0.68	0.44	Basic and diluted earnings per common and preferred share (4)	1.90	1.18
1.42	1.36	0.88	Basic and diluted earnings per ADS (4)	3.80	2.36

			Other data
41.1	36.3	42.5	Gross margin (%) (1)	39.4	44.0
18.6	16.6	16.3	Net margin (%) (2)	17.4	16.5
47	47	50	Debt to equity ratio (%) (3)	47	50

			Financial and Economic Indicators
121.00	115.00	74.87	Brent crude (U.S.$/bbl)	111.00	67.13
1.6555	1.6672	1.9179	Average Commercial Selling Rate for U.S. dollar (R$/U.S.$)	1.6871	2.0024
1.5919	1.9143	1.8389	Period-end Commercial Selling Rate for U.S. Dollar (R$/U.S.$)	1.9143	1.8389

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4)
For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the result of the stock split which became effective on April 25, 2008. See Note 15 of our unaudited consolidated financial statements as of September 30, 2008.

Reconciliation between Adjusted EBITDA and Net Income
(in millions of U.S. dollars)

				For the nine-month periods ended September 30,
2Q-2008	3Q-2008	3Q-2007		2008	2007

6,215	5,997	3,833	Net income for the period	16,713	10,326
1,531	1,662	1,277	Depreciation, depletion and amortization	4,643	3,816
(517)	(175)	(162)	Financial income	(1,133)	(835)
345	170	115	Financial expense	624	575
642	(1,531)	317	Monetary and exchange variation on monetary assets and liabilities, net	(836)	630
2,704	2,838	1,589	Total income tax expense	7,603	4,191
(253)	38	(97)	Equity in results of non-consolidated companies	(296)	(172)
(94)	86	19	Other expenses, net	(8)	(9)
20	(49)	63	Minority interest in results of consolidated subsidiaries	38	245

10,593	9,036	6,954	Adjusted EBITDA	27,348	18,767

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the nine-month period ended September 30, 2008, and for the same period of 2007 has been affected by the 15.7% increase in the value of the Real against the U.S. dollar during that period.

OPERATING HIGHLIGHTS

						For the nine-month periods ended September 30,

2Q-2008		3Q-2008	3Q-2007			2008	2007

					Average daily crude oil and gas production
1,972		2,007	1,924		Crude oil and NGLs (mbbl/d) (1)	1,972	1,925
1,854		1,883	1,797		Brazil	1,851	1,796
104		110	111		International	107	113
14		14	16		Non-consolidated international production(2)	14	16
2,502		2,580	2,310		Natural gas (mmcf/d) (3)	2,508	2,286
1,926		1,980	1,626		Brazil	1,908	1,626
576		600	684		International	600	660

					Crude oil and NGL average sales price (U.S. dollars per bbl)
105.46		100.58	64.42		Brazil (4)	97.51	56.52
75.41		68.74	54.12		International	69.19	47.59

					Natural gas average sales price (U.S. dollars per mcf)
6.50		8.50	6.16		Brazil (5)	7.11	5.88
2.98		2.61	2.68		International	2.80	2.63

					Lifting costs (U.S. dollars per boe)
					Crude oil and natural gas – Brazil
9.88		10.21	7.65		Excluding production taxes (6)	9.60	7.40
31.08		30.27	20.13		Including production taxes (6)	28.77	18.12
4.37		5.16	4.20		Crude oil and natural gas – international	4.52	4.10

					Refining costs (U.S. dollars per boe)
3.53		3.46	2.55		Brazil	3.53	2.59
5.43	(7)	6.32	3.34		International	5.94	2.83
					Refining and marketing operations (mbbl/d)
2,223		2,223	2,167		Primary Processed Installed Capacity	2,223	2,167
					Brazil (8)
1,942		1,942	1,986		Installed capacity	1,942	1,986
1,846		1,821	1,806		Output of oil products	1,814	1,794
95%		93%	91%		Utilization	92%	90%
					International
281		281	181	(9)	Installed capacity	281	181
204	(7)	185	221	(9)	Output of oil products	174	252
63%	(7)	63%	93%	(9)	Utilization	60%	85%

77		76	78		Domestic crude oil as % of total feedstock processed	78	78
					Imports (mbbl/d)
441		423	412		Crude oil imports	405	387
167		270	201		Oil product imports	222	153
					Exports (mbbl/d)
425		457	392		Crude oil exports (10)(11)	399	364
245		200	278		Oil product exports (11)	234	265

(62)		36	(57)		Net exports (imports) of crude oil and oil products	(6)	(89)

					Other Imports and Exports (mbbl/d)
197		213	180		Imports of LPG and other products	201	161
6		3	8		Exports of other products (11)	4	4

					Sales Volume (mbbl/d)
1,764		1,790	1,767		Oil products	1,753	1,706
91		97	61		Ethanol and other products	88	57
315		328	258		Natural gas	315	239

2,170		2,215	2,086		Total domestic market	2,156	2,002
677		660	678		Exports	637	633
631		580	560		International sales and other operations	589	622

1,308		1,240	1,238		Total international market (10)	1,226	1,255

3,478		3,455	3,324		Total	3,382	3,257

(1)	Includes production from shale oil reserves.
(2)	Non-consolidated companies in Venezuela.
(3)	Does not include LNG. Includes reinjected gas.
(4)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5)	The increase in the first quarter of 2008 was due to a new pricing methodology that reflects the international natural gas prices.
(6)	Production taxes include royalties, special government participation and rental of areas.
(7)	Reflects Okinawa Refinery data retroactive to April 2008.
(8)	As registered by the National Petroleum Agency (ANP).
(9)	Reflects consolidated Bolivian refineries data through June 25, 2007.
(10)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(11)	Includes exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Natural decline in production from mature fields was offset by increased production from FPSO-Cidade do Rio de Janeiro in the Espadarte field and production from FPSO-Cidade de Vitória in the Golfinho field and platforms P-52 and P-54 in the Roncador field, which went online in the fourth quarter of 2007.

International consolidated crude oil production decreased due to reduced reservoir pressure in the United States and lower output from mature fields in Argentina, Angola and Colombia. This decline was partially offset by the start-up of production in Nigeria in July, 2008.

Natural Gas

Domestic natural gas production increased 17.3% due to increased production from new platforms.

International gas production decreased 9.1% due to reduced reservoir pressure in U.S. wells.

Lifting Costs

Excluding the impact of the appreciation of the Real, our lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas) increased 18.0% to U.S.$9.60 per barrel of oil equivalent in the nine-month period ended September 30, 2008, compared to U.S.$7.40 per barrel of oil equivalent for the same period last year. This increase was attributable to work stoppages on certain production units, salary adjustments related to collective bargaining agreements, an increased workforce and higher initial unit cost for new production systems, which will gradually decrease as production increases.

Our production taxes in Brazil on a per barrel basis increased 78.8% to U.S.$19.17 per barrel in the nine-month period ended September 30, 2008, compared to U.S.$10.72 in the nine-month period ended September 30, 2007. This increase is attributable to a 70.0% rise in the average reference price used to calculate production taxes for our domestic production and higher taxes on the Roncador and Espadarte fields.

The upturn in our international lifting costs was attributable to higher costs from outsourced services, salary increases in Argentina and maintenance and security service costs in Colombia. These increases were partially offset by reduced transportation services costs in the United States.

Refining

Our refinery output in Brazil increased due to a reduction in scheduled stoppages and increased reliability.

Our international refinery output decreased due to the sale of our Bolivian refineries in June 2007, scheduled stoppages in Argentina and U.S. refineries and the effects of Hurricane Ike in September, 2008. These declines were partially offset by production from the Okinawa Refinery in Japan.

Refining Costs

Excluding the impact of the appreciation of the Real, our year-on-year refining costs in Brazil increased 18.0% due to higher personnel expenses, increased electricity costs, repair, construction and maintenance costs, and scheduled stoppages.

International refining costs moved up due to higher costs in the Pasadena refinery in the United States and reduced volumes of processed crude in 2008.

Sales Volume

Our domestic sales volume increased 7.7% to 2,156 thousand barrels per day in the nine-month period ended September 30, 2008, compared to 2,002 thousand barrels per day in the nine-month period ended September 30, 2007, due to increased sales of diesel, aviation fuel and natural gas. The increase in diesel sales was due to overall economic growth in Brazil and increased use of diesel-driven thermoelectric plants. The increase in aviation fuel sales was due to tourism, which expanded during the nine-month period ended September 30, 2008. Gas sales increased by 31.8% due to higher sales to thermoelectric plants and greater supply of imported and domestic natural gas.

Our sales volumes in the international market decreased 5.3% to 589,000 barrels per day in the nine-month period ended September 30, 2008, compared to 622,000 barrels per day in the nine-month period ended September 30, 2007, primarily due to programmed stoppages in the Pasadena refinery, the sale of the Bolivian refineries in June, 2007 and the reduction in Bolivian gas and oil sales volume, partially offset by the production from the Okinawa Refinery in Japan. .

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

  selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

  the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real strengthens relative to the U.S. dollar, as it did in the nine-month period ended September 30, 2008 (15.7%), the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in the nine-month period ended September 30, 2008, and in the nine-month period ended September 30, 2007, was impacted by the increase in the value of the Real against the U.S. dollar during that period.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	For the nine-month periods
	ended September 30,

	2008	2007

	(U.S.$ million)
Exploration and Production	19,089	9,632
Supply	(1,664)	2,565
Gas and Energy	(197)	(502)
International	175	(41)
Distribution	571	346
Corporate	(584)	(1,254)
Eliminations	(677)	(420)

Net income	16,713	10,326

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.

Net income for our Exploration and Production segment, for the nine-month period ended September 30, 2008, increased 98.2% compared to the same period of 2007, primarily due to higher average domestic oil prices and increased oil and NGL production.

These effects were partially offset by higher production taxes and increased exploration costs, the latter due to write-offs of dry or economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price widened to U.S.$13.51/bbl in the nine-month period ended September 30, 2008, from U.S.$10.61/bbl in the nine-month period ended September 30, 2007.

Supply

Our Supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

The reduction in net income for our Supply segment, in the nine-month period ended September 30, 2008, was primarily attributable to the higher oil sale/transfer costs and higher oil product import costs, reflecting a trend in international prices.

These effects were partially offset by higher oil product prices in Brazil and abroad.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

Net loss for our Gas and Energy segment decreased as a result of higher margins in our natural gas business and increased electricity and natural gas sales volumes in the nine-month period ended September 30, 2008, as compared to the same period of 2007.

These effects were partially offset by the contractual charges related to natural gas supply.

International

The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy activities.

The increase in net income for our International segment in the nine-month period ended September 30, 2008, compared to the same period of 2007, was due primarily to higher sales prices, reduced exploration costs in Turkey, the United States and Argentina, the start-up of production in Nigeria, the acquisition of Okinawa Refinery and improved contractual terms in Bolivia.

These effects were partially offset by lower sale volumes and margins in the United States, the provision for contingencies related to royalties, allowance for inventory to market value and lower capital gain as a result of the sale of assets in Bolivia and Argentina in 2007.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil.

Net income for our Distribution segment increased 65.0% in the nine-month period ended September 30, 2008, due to higher sales volumes. This segment accounted for 35.0% of the total Brazilian fuel distribution market in the nine-month period ended September 30, 2008, compared to 34.1% in the same period of 2007.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

Net loss for our Corporate segment decreased in the nine-month period ended September 30, 2008, compared to the same period of 2007, primarily due to an increase in net financial income, a reduction in expenses from the amendments to the Petros Plan regulations and a reduction in tax expenses due to the extinction of the CPMF tax.

These effects were partially offset by increased selling, general and administrative expenses, primarily attributable to higher personnel expenses.

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

The comparison between our results of operations has been affected by the 15.7% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2008, as compared to the nine-month period ended September 30, 2007.

Revenues

Net operating revenues increased 53.7% to U.S.$95,920 million in the nine-month period ended September 30, 2008, compared to U.S.$62,411 million in the nine-month period ended September 30, 2007. This increase was primarily attributable to higher prices for our products in domestic and international markets and higher sales volumes in the domestic market.

Consolidated sales of products and services increased 48.1% to U.S.$118,490 million in the nine-month period ended September 30, 2008, compared to U.S.$79,983 million in the nine-month period ended September 30, 2007, due to the increases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 35.4% to U.S.$19,882 million in the nine- month period ended September 30, 2008, compared to U.S.$14,688 million in the nine- month period ended September 30, 2007, primarily due to higher prices and sales volumes; and

  CIDE, the per-transaction fee due to the Brazilian government, which decreased 6.8% to U.S.$2,688 million in the nine-month period ended September 30, 2008, compared to U.S.$2,884 million in the nine-month period ended September 30, 2007, due to lower taxes on gasoline and diesel sales.

Cost of sales (excluding depreciation, depletion and amortization)

Cost of sales in the nine-month period ended September 30, 2008, increased 66.3% to U.S.$58,090 million, compared to U.S.$34,931 million in the nine-month period ended September 30, 2007. This increase was principally a result of:

  U.S.$5,208 million increase in the cost of imports due to higher volumes and prices;

  U.S.$4,358 million increase in costs for our international trading activities due to increased offshore operations conducted by PifCo;

  a U.S.$2,696 million increase in production taxes and charges imposed by the Brazilian government totaling U.S.$ 7,796 million in the nine-month period ended September 30, 2008, compared to U.S.$5,100 million in the nine-month period ended September 30, 2007, due to the 70.0% increase in the reference price for local oil (U.S.$2,373 million), and the increase in output (U.S.$323 million). This increase in production taxes and charges also includes an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields);

  U.S.$1,548 million increase in costs related to higher sales volumes in the domestic market; and

  U.S.$754 million increase in costs related to the generation and purchase of energy for sale.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method.

Depreciation, depletion and amortization expenses increased 21.7% to U.S.$4,643 million in the nine-month period ended September 30, 2008, compared to U.S.$3,816 million in the nine-month period ended September 30, 2007. Excluding the impact of the appreciation of the Real, the increase in depreciation, depletion and amortization resulted from higher capital expenditures and increased oil and gas production.

Exploration, including exploratory dry holes

Exploration costs, including costs for exploratory dry holes, increased 52.9% to U.S.$1,206 million in the nine-month period ended September 30, 2008, compared to U.S.$789 million in the nine-month period ended September 30, 2007. This increase was primarily attributable to a U.S.$530 million increase in expenses related to the write-off of dry and economically unviable wells in Brazil. These effects were partially offset by a U.S.$88 million decrease in expenses related to international seismic drilling and by a U.S.$61 million decrease in expenses related to dry holes in international operations.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 29.3% to U.S.$5,663 million in the nine-month period ended September 30, 2008, compared to U.S.$4,381 million in the nine-month period ended September 30, 2007.

Selling expenses increased 24.1% to U.S.$2,637 million in the nine-month period ended September 30, 2008, from U.S.$2,125 million in the nine-month period ended September 30, 2007. This increase was primarily attributable to a U.S.$245 million increase in transportation costs due mainly to increased sales volumes.

General and administrative expenses increased 34.1% to U.S.$3,026 million in the nine-month period ended September 30, 2008, from U.S.$2,256 million in the nine-month period ended September 30, 2007. Excluding the impact of the appreciation of the Real, the increase in general and administrative expenses was primarily due to higher personnel expenses in the nine-month period ended September 30, 2008, due to the increase in the workforce, the increase in salaries as a result of the 2007/08 collective bargaining agreement and an increase in costs related to third-party technical consulting, auditing and data processing services in Brazil.

Research and development expenses

Research and development expenses increased 23.5% to U.S.$756 million in the nine-month period ended September 30, 2008, from U.S.$612 million in the nine-month period ended September 30, 2007. This increase was primarily due to higher training costs and research costs related to production from current reserves and new exploratory areas.

Other operating expenses

Other operating expenses increased 13.0% to U.S.$1,942 million in the nine-month period ended September 30, 2008, from U.S.$1,718 million in the nine-month period ended September 30, 2007. A breakdown of other operating expenses by segment is included on page 28.

The most significant expenses in the nine-month period ended September 30, 2008 were:

  a U.S.$516 million expense for institutional relations and cultural projects;

  a U.S.$322 million expense related to collective bargaining agreement;

  a U.S.$249 million expense related to operating expenses with thermoelectrics;

  a U.S.$229 million expense of losses and contingencies related to legal proceedings;

  a U.S.$216 million expense for contractual fines;

  a U.S.$176 million expense for health, safety, and environment (HSE); and

  a U.S.$173 million expense related to allowance for inventory to market value.

The most significant expenses in the nine-month period ended September 30, 2007 were:

  a U.S.$496 million expense related to the amendments to certain clauses in the Petros Plan regulations;

  a U.S.$413 million expense for institutional relations and cultural projects;

  a U.S.$172 million expense for idle capacity from thermoelectric power plants;

  a U.S.$165 million expense for HSE;

  a U.S.$144 million expense related to the collective bargaining agreement; and

  a U.S.$132 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to U.S.$296 million in the nine-month period ended September 30, 2008, compared to U.S.$172 million in the nine-month period ended September 30, 2007, due mainly to gains from investments in affiliated companies of Petrobras Distribuidora S.A. – BR (U.S.$27 million), petrochemical companies (U.S.$45 million) and in Petrobras International Braspetro B.V. (U.S.$25 million).

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 35.7% to U.S.$1,133 million in the nine-month period ended September 30, 2008, compared to U.S.$835 million in the nine-month period ended September 30, 2007. This increase was primarily attributable to higher financial interest income on derivatives investments in the nine-month period ended September 30, 2008. A breakdown of financial income and expenses is set forth in Note 11 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2008.

Financial expenses

Financial expenses increased 8.5% to U.S.$624 million in the nine-month period ended September 30, 2008, as compared to U.S.$575 million in the nine-month period ended September 30, 2007. A breakdown of financial income and expenses is set forth in Note 11 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2008.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net increased to a gain of U.S.$836 million in the nine-month period ended September 30, 2008, compared to a loss of U.S.$630 million in the nine-month period ended September 30, 2007. The increase in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the gains in Dollar terms of investments both in Brazil (via our Exploration and Production segment) and abroad (via our International segment and financial investments) as a result of the appreciation of the Real.

Employee benefit expense for non-active participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants decreased 11.5% to U.S.$644 million in the nine-month period ended September 30, 2008, compared to U.S.$728 million in the nine-month period ended September 30, 2007. Excluding the impact of the appreciation of the Real, the decrease in employee benefit expense for non-active participants was primarily due to an increase in the expected return on plan assets as estimated by actuarial calculations in December 2007.

Other taxes

Other taxes, consisting of various taxes on financial transactions, decreased 44.1% to U.S.$271 million in the nine-month period ended September 30, 2008, compared to U.S.$485 million in the nine-month period ended September 30, 2007. This decrease is primarily attributable to the elimination of CPMF, a tax payable in connection with certain bank account transactions, on January 1, 2008. This decrease was partially offset by an increase in the IOF tax rate, a tax payable on financial transactions, on January 1, 2008.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net remained relatively constant, amounting to a gain of U.S.$8 million in the nine-month period ended September 30, 2008, as compared to a gain of U.S.$9 million in the nine-month period ended September 30, 2007.

Income tax (expense) benefit

Income before income taxes and minority interest increased 65.0% to U.S.$24,354 million in the nine-month period ended September 30, 2008, compared to U.S.$14,762 million in the nine-month period ended September 30, 2007. Income tax expense increased 81.4% to U.S.$7,603 million in the nine-month period ended September 30, 2008, compared to U.S.$4,191 million in the nine-month period ended September 30, 2007. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on August 14, 2007, which provides for capital expenditures of U.S.$112.4 billion from 2008 through 2012. We will continue our policy of extending the term of our debt maturity profile. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On September 30, 2008, we had cash and cash equivalents of U.S.$5,282 million compared to U.S.$6,987 million at December 31, 2007. The decrease in our cash and cash equivalents was primarily due to increased capital expenditures in the nine-month period ended September 30, 2008, compared to the nine-month period ended September 30, 2007.

Operating activities provided net cash flows of U.S.$20,030 million in the nine-month period ended September 30, 2008, compared to U.S.$15,919 million in the nine-month period ended September 30, 2007. Cash generated by operating activities was affected by net operating revenues, which increased to U.S.$33,509 million during the nine-month period ended September 30, 2008.

Net cash used in investing activities increased to U.S.$19,696 million in the nine-month period ended September 30, 2008, compared to U.S.$15,700 million in the nine-month period ended September 30, 2007. This increase was due primarily to capital expenditures totaling U.S.$20,057 million, including U.S.$10,173 million related to our exploration and production projects in Brazil, mainly in the Campos basin.

Net cash used in financing activities was U.S.$1,445 million in the nine-month period ended September 30, 2008, compared to U.S.$6,666 million in the nine-month period ended September 30, 2007. This decrease was primarily due to an increase in the funds raised by PifCo through the issuance of Global Notes, and to increased proceeds from project financing, primarily from the Gasene, Codajás and Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI projects.

Our net debt increased to U.S.$19,494 million as of September 30, 2008, compared to U.S.$14,908 million as of December 31, 2007, primarily due to increased short-term debt, from credit lines taken out to boost ethanol exports, funds raised by PifCo through the issuance of Global Notes, and increased project financing proceeds, as well as a reduction in cash and cash equivalents due to the payment of interest on equity and increased capital expenditures. The following table shows the reconciliation of net debt to total long-term debt:

Balance sheet data	September 30, 2008	December 31, 2007	Percent Change (September 30, 2008 versus December 31, 2007)	September 30, 2007

(U.S.$ million)

Cash and cash equivalents	5,282	6,987	(24.4)	7,421
Short-term debt	1,913	1,458	31.2	844
Total long-term debt	15,162	13,421	13.0	12,697
Total project financings	7,135	6,278	13.7	6,093
Total capital lease obligations	566	738	(23.3)	765
Net debt (1)	19,494	14,908	30.8	12,978
Shareholders’ equity (2)	74,599	65,179	14.5	59,647
Total capitalization (3)	99,375	87,074	14.1	80,046

Reconciliation of Net debt	September 30, 2008	December 31, 2007	September 30, 2007
(U.S.$ million)
Total long-term debt	15,162	13,421	12,697
Plus short-term debt	1,913	1,458	844
Plus total project financings	7,135	6,278	6,093
Plus total capital lease obligations	566	738	765
Less cash and cash equivalents	5,282	6,987	7,421
Net debt (1)	19,494	14,908	12,978

(1)
Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)
Shareholders’ equity includes adjustments in the amount of U.S.$2,289 million on September 30, 2008 and U.S.$2,472 million on December 31, 2007, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.

(3)	Total capitalization is calculated as shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

The 30.8% increase in our net debt as of September 30, 2008, compared to our net debt as of December 31, 2007, was primarily attributable to the issuance by PifCo of securities in the international capital markets, increased project financings and a reduction in cash and cash equivalents due to the increased capital expenditures.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. On September 30, 2008, our short-term debt (excluding current portions of long-term debt) amounted to U.S.$1,913 million compared to U.S.$1,458 million on December 31, 2007.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$15,162 million on September 30, 2008, as compared to U.S.$13,421 million on December 31, 2007.

Project financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$7,135 million on September 30, 2008, compared to U.S.$6,278 million on December 31, 2007. This increase in outstanding project financing was primarily due to the increase in debt related to the Gasene, Codajás and Companhia de Desenvolvimento e Modernização de Plantas Industriais - CDMPI projects. See Note 12 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2008.

Extinguished securities

On September 30, 2008, and December 31, 2007, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$802 million and U.S.$856 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and project financing. See Note 12 of our consolidated unaudited financial statements for the nine-month period ended September 30, 2008.

Off Balance Sheet Arrangements

As of September 30, 2008, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$20,057 million in the nine-month period ended September 30, 2008, a 43.2% increase compared to our investments of U.S.$14,005 million in the nine-month period ended September 30, 2007. Our investments in the nine-month period ended September 30, 2008 were primarily directed towards increasing production in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total capital expenditures in the nine-month period ended September 30, 2008, U.S.$10,173 million was invested in exploration and development projects (50.7% in the Campos basin), including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the nine-month periods ended September 30, 2008 and 2007:

Activities

		For the nine-month periods ended September 30,
		2008	2007
(U.S.$ million)
•	Exploration and Production	10,173	7,837
•	Supply	4,401	1,800
•	Gas and Energy	2,654	1,220
•	International:
	Exploration and Production	1,856	2,253
	Supply	174	281
	Distribution	9	20
	Gas and Energy	18	5
•	Distribution	196	256
•	Corporate	576	333

Total capital expenditures		20,057	14,005

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				For the nine-month periods ended September 30,

2Q-2008	3Q-2008	3Q-2007		2008	2007

40,940	44,199	29,770	Sales of products and services	118,490	79,983
			Less:

(6,597)	(7,389)	(5,306)	Value-added and other taxes on sales and services	(19,882)	(14,688)
(848)	(727)	(1,017)	CIDE	(2,688)	(2,884)

33,495	36,083	23,447	Net operating revenues	95,920	62,411

(19,715)	(22,995)	(13,478)	Cost of sales	(58,090)	(34,931)
(1,531)	(1,662)	(1,277)	Depreciation, depletion and amortization	(4,643)	(3,816)
(363)	(463)	(283)	Exploration, including exploratory dry holes	(1,206)	(789)
(1,801)	(2,156)	(1,675)	Selling, general and administrative expenses	(5,663)	(4,381)
(229)	(290)	(214)	Research and development expenses	(756)	(612)
(509)	(830)	(406)	Other operating expenses	(1,942)	(1,718)

(24,148)	(28,396)	(17,333)	Total costs and expenses	(72,300)	(46,247)

9,347	7,687	6,114	Operating income	23,620	16,164

253	(38)	97	Equity in results of non-consolidated companies	296	172
517	175	162	Financial income	1,133	835
(345)	(170)	(115)	Financial expense	(624)	(575)
(642)	1,531	(317)	Monetary and exchange variation on monetary assets and liabilities, net	836	(630)
(219)	(217)	(261)	Employee benefit expense for non-active participants	(644)	(728)
(66)	(96)	(176)	Other taxes	(271)	(485)
94	(86)	(19)	Other expenses, net	8	9

(408)	1,099	(629)		734	(1,402)

8,939	8,786	5,485	Income before income taxes and minority interest	24,354	14,762

			Income tax expense:
(2,372)	(3,387)	(760)	Current	(7,472)	(3,510)
(332)	549	(829)	Deferred	(131)	(681)

(2,704)	(2,838)	(1,589)	Total income tax expense	(7,603)	(4,191)

(20)	49	(63)	Minority interest in results of consolidated subsidiaries	(38)	(245)

6,215	5,997	3,833	Net income for the period	16,713	10,326

			Weighted average number of shares outstanding

5,073,347,344	5,073,347,344	5,073,347,344(*)	Common	5,073,347,344	5,073,347,344(*)
3,700,729,396	3,700,729,396	3,700,729,396(*)	Preferred	3,700,729,396	3,700,729,396(*)

Basic and diluted earnings per share

0.71	0.68	0.44(*)	Common and Preferred	1.90	1.18(*)

Basic and diluted earnings per ADS

1.42	1.36	0.88(*)	Common and Preferred	3.80	2.36(*)

(*)
For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the result of the stock split which became effective on April 25, 2008. See Note 15 of our unaudited consolidated financial statements as of September 30, 2008.

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of September 30, 2008	As of December 31, 2007

Assets
Current assets
Cash and cash equivalents	5,282	6,987
Marketable securities	265	267
Accounts receivable, net	9,041	6,538
Inventories	12,895	9,231
Recoverable taxes	2,929	3,488
Other current assets	3,016	2,629

Total current assets	33,428	29,140

Property, plant and equipment, net	92,668	84,523

Investments in non-consolidated companies and other investments	4,556	5,112

Non-current assets
Accounts receivable, net	1,023	1,467
Advances to suppliers	2,404	1,658
Petroleum and Alcohol Account – Receivable from Federal Government	420	450
Government securities	623	670
Marketable securities	1,764	2,144
Restricted deposits for legal proceedings and guarantees	937	977
Recoverable taxes	3,208	2,477
Others	953	1,097

Total non-current assets	11,332	10,940

Total assets	141,984	129,715

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	9,336	7,816
Short-term debt	1,913	1,458
Current portion of long-term debt	2,201	1,273
Current portion of project financings	1,747	1,692
Current portion of capital lease obligations	217	227
Taxes payable	6,396	4,510
Payroll and related charges	1,967	1,549
Dividends and interest on capital payable	-	3,220
Other current liabilities	2,736	2,723

Total current liabilities	26,513	24,468
Long-term liabilities
Long-term debt	12,961	12,148
Project financings	5,388	4,586
Capital lease obligations	349	511
Employees’ benefits obligation - Pension and Health care	11,041	11,317
Deferred income taxes	4,707	4,802
Other liabilities	4,619	4,372

Total long-term liabilities	39,065	37,736
Minority interest	1,807	2,332
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2008 and 2007 - 3,700,729,396 shares	15,106	8,620
Common stock – 2008 and 2007 – 5,073,347,344 shares	21,088	12,196
Reserves and others	38,405	44,363

Total shareholders' equity	74,599	65,179

Total liabilities and shareholders’ equity	141,984	129,715

Statement of Cash Flows Data
(in millions of U.S. dollars)

				For the nine-month periods ended
				September 30,
2Q-2008	3Q-2008	3Q-2007		2008	2007
			Cash flows from operating activities
6,215	5,997	3,833	Net income for the period	16,713	10,326

			Adjustments to reconcile net income to net cash
			provided by operating activities:
1,531	1,662	1,277	Depreciation, depletion and amortization	4,643	3,816
248	244	28	Dry hole costs	667	94
			Equity in the results of non-consolidated
(253)	38	(97)	companies	(296)	(172)
138	1,771	184	Foreign exchange (gain)/loss	2,506	527
443	(600)	985	Other	398	1,168

			Working capital adjustments
			Decrease (increase) in accounts receivable,
(1,867)	(425)	228	net	(2,946)	(71)
(2,500)	(1,304)	(365)	Decrease (increase) in inventories	(4,497)	(641)
729	935	(265)	Increase in taxes payable	2,160	26
744	804	(37)	Increase in trade accounts payable	2,099	452
			Increase (decrease) in other working capital
1,036	(1,683)	(530)	adjustments	(1,417)	394

6,464	7,439	5,241	Net cash provided by operating activities	20,030	15,919

(5,961)	(7,665)	(6,664)	Net cash flows from investing activities	(19,696)	(15,700)

(1,058)	521	(446)	Net cash flows from financing activities	(1,445)	(6,666)

			Increase (Decrease) in cash and cash
(555)	295	(1,869)	equivalents	(1,111)	(6,447)
			Effect of exchange rate changes on cash and
1,002	(1,661)	283	cash equivalents	(594)	1,180
			Cash and cash equivalents at beginning of
6,201	6,648	9,007	period	6,987	12,688

			Cash and cash equivalents at the end of
6,648	5,282	7,421	period	5,282	7,421

Income Statement by Segment

	Nine-month period ended September 30, 2008
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	737	57,212	5,869	8,027	24,075	-	-	95,920
Inter-segment net operating revenues	49,814	21,394	790	750	399	-	(73,147)	-

Net operating revenues	50,551	78,606	6,659	8,777	24,474	-	(73,147)	95,920

Cost of sales	(17,131)	(77,963)	(5,675)	(6,924)	(22,403)	-	72,006	(58,090)
Depreciation, depletion and amortization	(2,778)	(942)	(244)	(397)	(126)	(156)	-	(4,643)
Exploration, including exploratory dry holes	(962)	-	-	(244)	-	-	-	(1,206)
Selling, general and administrative
expenses	(325)	(1,826)	(394)	(589)	(1,103)	(1,541)	115	(5,663)
Research and development expenses	(377)	(150)	(47)	(2)	(6)	(174)	-	(756)
Other operating expenses	9	(380)	(618)	(129)	(12)	(813)	1	(1,942)

Cost and expenses	(21,564)	(81,261)	(6,978)	(8,285)	(23,650)	(2,684)	72,122	(72,300)

Operating income (loss)	28,987	(2,655)	(319)	492	824	(2,684)	(1,025)	23,620

Equity in results of non-consolidated
companies	-	67	94	117	17	1	-	296
Financial income (expenses), net	-	-	-	-	-	1,345	-	1,345
Employee benefit expense for non-active
participants	-	-	-	-	-	(644)	-	(644)
Other taxes	(39)	(50)	(25)	(56)	(9)	(92)	-	(271)
Other expenses, net	(25)	21	(38)	-	25	25	-	8

Income (Loss) before income taxes and
minority interest	28,923	(2,617)	(288)	553	857	(2,049)	(1,025)	24,354

Income tax benefits (expense)	(9,834)	913	130	(226)	(286)	1,352	348	(7,603)

Minority interest	-	40	(39)	(152)	-	113	-	(38)

Net income (loss) for the period	19,089	(1,664)	(197)	175	571	(584)	(677)	16,713

Income Statement by Segment

	Nine-month period ended September 30, 2007
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	2,015	35,971	2,587	5,700	16,138	-	-	62,411
Inter-segment net operating revenues	26,859	13,246	811	687	276	-	(41,879)	-

Net operating revenues	28,874	49,217	3,398	6,387	16,414	-	(41,879)	62,411

Cost of sales	(10,608)	(42,797)	(2,991)	(4,840)	(14,858)	-	41,163	(34,931)
Depreciation, depletion and amortization	(2,267)	(752)	(162)	(417)	(112)	(106)	-	(3,816)
Exploration, including exploratory dry holes	(398)	-	-	(391)	-	-	-	(789)
Selling, general and administrative
expenses	(245)	(1,516)	(341)	(468)	(780)	(1,109)	78	(4,381)
Research and development expenses	(302)	(115)	(66)	(1)	(4)	(124)	-	(612)
Other operating expenses	(223)	(107)	(346)	(58)	(67)	(918)	1	(1,718)

Cost and expenses	(14,043)	(45,287)	(3,906)	(6,175)	(15,821)	(2,257)	41,242	(46,247)

Operating income (loss)	14,831	3,930	(508)	212	593	(2,257)	(637)	16,164

Equity in results of non-consolidated
companies	-	17	65	130	-	(40)	-	172
Financial income (expenses), net	-	-	-	-	-	(370)	-	(370)
Employee benefit expense for non-active
participants	-	-	-	-	-	(728)	-	(728)
Other taxes	(31)	(54)	(32)	(51)	(66)	(251)	-	(485)
Other expenses, net	(15)	(10)	(23)	49	(3)	11	-	9

Income (Loss) before income taxes and
minority interest	14,785	3,883	(498)	340	524	(3,635)	(637)	14,762

Income tax benefits (expense)	(5,027)	(1,314)	192	(218)	(178)	2,137	217	(4,191)
Minority interest	(126)	(4)	(196)	(163)	-	244	-	(245)

Net income (loss) for the period	9,632	2,565	(502)	(41)	346	(1,254)	(420)	10,326

Other Operating Expenses by Segment

	Nine-month period ended September 30, 2008
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Institutional Relations and Culture Projects	(35)	(26)	(3)	-	(27)	(425)	-	(516)
Expenses related to collective bargaining agreement	(153)	(48)	(11)	(11)	-	(99)	-	(322)
Idle capacity from thermoelectric power plants	-	-	(249)	-	-	-	-	(249)
Losses resulted from Legal Proceedings	(15)	(36)	(2)	(92)	(14)	(70)	-	(229)
Contractual fines	-	-	(216)	-	-	-	-	(216)
HSE expenses	(26)	(36)	(1)	-	-	(113)	-	(176)
Allowance for Inventory to Market Value	-	(116)	-	(57)	-	-	-	(173)
Unscheduled stoppages of plant and equipment	(32)	(36)	-	-	-	-	-	(68)
Ship or pay commitments	-	-	-	(39)	-	-	-	(39)
Other	270	(82)	(136)	70	29	(106)	1	46

	9	(380)	(618)	(129)	(12)	(813)	1	(1,942)

	Nine-month period ended September 30, 2007
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Expenses related to Petros Plan repactuation	(104)	(61)	(5)	(4)	(19)	(303)	-	(496)
Institutional Relations and Culture Projects	(29)	(24)	-	-	(20)	(340)	-	(413)
Idle capacity from thermoelectric power plants	-	-	(172)	-	-	-	-	(172)
HSE expenses	(6)	(44)	(1)	(5)	-	(109)	-	(165)
Expenses related to collective bargaining agreement	(57)	(28)	(5)	(4)	-	(50)	-	(144)
Contractual fines	-	-	(134)	-	-	-	-	(134)
Losses resulted from Legal Proceedings	(71)	(21)	-	(6)	(29)	(5)	-	(132)
Unscheduled stoppages of plant and equipment	(10)	(34)	-	-	-	-	-	(44)
Ship or pay commitments	-	-	-	(37)	-	-	-	(37)
Other	54	105	(29)	(2)	1	(111)	1	19

	(223)	(107)	(346)	(58)	(67)	(918)	1	(1,718)

Selected Balance Sheet Data by Segment

	Nine-month period ended September 30, 2008
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	4,423	15,775	3,637	3,414	3,005	9,355	(6,181)	33,428

Cash and cash equivalents	-	-	-	-	-	5,282	-	5,282
Other current assets	4,423	15,775	3,637	3,414	3,005	4,073	(6,181)	28,146

Investments in non-consolidated
companies and other
investments	141	1,755	563	1,328	572	197	-	4,556

Property, plant and equipment,
net	51,494	17,070	11,683	9,176	1,731	1,530	(16)	92,668

Non-current assets	2,061	850	1,840	579	347	6,171	(516)	11,332

Petroleum and Alcohol Account	-	-	-	-	-	420	-	420
Government securities	-	-	-	-	-	623	-	623
Other assets	2,061	850	1,840	579	347	5,128	(516)	10,289

Total assets	58,119	35,450	17,723	14,497	5,655	17,253	(6,713)	141,984

Selected Balance Sheet Data by Segment

	Year ended December 31, 2007
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated
companies and other
investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and equipment,
net	48,529	14,480	10,615	7,596	1,838	1,475	(10)	84,523

Non-current assets	1,381	665	1,507	659	326	6,741	(339)	10,940

Petroleum and Alcohol Account	-	-	-	-	-	450	-	450
Government securities	-	-	-	-	-	670	-	670
Other assets	1,381	665	1,507	659	326	5,621	(339)	9,820

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

Selected Data for International Segment

	INTERNATIONAL
	U.S.$ million

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY.

INTERNATIONAL

ASSETS (As of September 30, 2008)	10,183	3,910	841	445	1,642	(2,524)	14,497

STATEMENT OF INCOME
(Nine-month period ended September 30,
2008)
Net Operating Revenues	2,229	5,835	360	2,093	2	(1,742)	8,777

Net operating revenues to third parties	1,091	4,572	325	2,037	2	-	8,027
Inter-segment net operating revenues	1,138	1,263	35	56	-	(1,742)	750

Net income (loss) for the period	355	(45)	59	54	(263)	15	175

	INTERNATIONAL
	U.S.$ million

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY.

INTERNATIONAL

ASSETS (As of December 31, 2007)	8,337	2,514	753	414	1,403	(1,704)	11,717

STATEMENT OF INCOME
(Nine-month period ended September 30,
2007)

Net Operating Revenues	1,890	4,186	432	1,443	14	(1,578)	6,387

Net operating revenues to third parties	794	3,060	395	1,430	14	7	5,700
Inter-segment net operating revenues	1,096	1,126	37	13	-	(1,585)	687

Net income (loss) for the period	9	71	77	(26)	(171)	(1)	(41)

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.